UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the fiscal year ended  December 31, 2010

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from ____________ to ___________

Commission file number 1-9102

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ameron International Corporation 401(k) Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

Ameron International Corporation 401(k) Retirement Savings Plan

Report and Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009 and
For the Year Ended December 31, 2010

Ameron International Corporation
401(k) Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits As of December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2010	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) At December 31, 2010	15-16

Exhibits	17

Signature	18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Ameron International Corporation 401(k) Retirement Savings Plan
Pasadena, CA

We have audited the accompanying statements of net assets available for benefits of the Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Farber Hass Hurley LLP
Valencia, California
June 22, 2011

Ameron International Corporation
401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2010 and 2009

	2010	2009
Assets
Investments, participant directed, at fair value
Mutual funds	$33,509,308	$28,580,984
Collective trust	16,082,242	14,619,055
Ameron common stock fund	7,157,386	6,337,411

Total investments	56,748,936	49,537,450

Receivables
Notes receivable from participants	1,188,625	994,912
Employer contributions	9,563	14,993
Participant contributions	82,738	-

Total receivables	1,280,926	1,009,905

Total assets	58,029,862	50,547,355

Liabilities
Corrective distributions payable	77,787	145,982

Net assets available for benefits at fair value	57,952,075	50,401,373

Adjustment from fair value to contract value
for fully-benefit responsive investment
contracts	(847,733)	(506,906)

Net assets available for benefits	$57,104,342	$49,894,467

The accompanying notes are an integral part of these financial statements.

Ameron International Corporation
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

Additions to net assets
Investment income
Interest and dividends	$337,881
Net appreciation in fair value of investments	6,345,410

Total investment income	6,683,291

Interest income on notes receivable from participants	54,748

Contributions
Participant	2,821,941
Employer	336,996
Rollover	61,733

Total contributions	3,220,670

Total additions	9,958,709

Deductions from net assets
Administrative expenses	8,419
Benefits paid	2,740,415

Total deductions	2,748,834

Net increase in net assets	7,209,875

Net assets available for benefits
Beginning of year	49,894,467

End of year	$57,104,342

The accompanying notes are an integral part of this financial statement.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

1.	Description of the Plan

General

The following description of the Ameron International Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information and is not intended to supersede the Plan agreement.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Effective April 1, 1989, Ameron International Corporation (“Ameron” or the “Company”) established the Plan to provide retirement benefits for its eligible employees.  The Plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  At various times, the Plan has been amended to modify certain of its provisions.

Administration

The Plan is administered by an Employee Benefits Committee appointed by the Company’s Board of Directors.  The Employee Benefits Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan, and to authorize disbursements for the payment of Plan benefits.

Trustee and Custodian

Wells Fargo Bank, N.A., formerly Wachovia Bank, N.A. (the “Trustee”), serves as directed trustee and custodian of the Plan.  The Trustee is regularly required to provide an accounting of all receipts, disbursements, and transactions made on behalf of the Plan.

Record keeper
Wells Fargo Bank, N.A., formerly Wachovia Bank, N.A. (the “Record keeper”) serves as the primary record keeper for the Plan.

Eligibility

All salaried and non-union hourly employees of the Company, or companies that have adopted the Plan, are eligible to participate in the Plan provided they have attained age 18, been an employee at least 30 days, and are a resident or citizen of the United States of America.

Employee Contributions

Participants may contribute up to 25 percent of their annual compensation, excluding bonuses and overtime wages, as defined in the Plan.  The contributions are treated as pre-tax deductions from participants’ salaries under the provisions of Section 401(k) of the Internal Revenue Code (the “Code”) and are subject to an annual limit ($16,500 for 2010).  In addition, participants who are age 50 or older as of the end of the year may be eligible to make an additional “catch up” contribution as described in the Code.  Such maximum additional contribution was $5,500 for 2010.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  Participants may elect to have such contributions invested in any of the investment options offered by the Plan.  Participants may elect to change future contribution percentages on a daily basis.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)

Employer Contributions

The Company makes matching contributions equal to 50 percent of each participant’s employee pre-tax deferral contribution, up to the first two percent of eligible employee compensation, not to exceed one percent of the employee’s eligible annual compensation as defined by the Plan document.  Such contributions are made in the form of cash and are credited by pay period to each participant’s account.  The Company matching contributions were $336,996, net of applied forfeitures of $12,496, during the year ended December 31, 2010.

The Company makes additional matching contributions, adjusted according to the Company’s Return on Equity (“ROE”), as defined in the Plan, based on the amount of each participant’s contribution, which is greater than 2 percent but not greater than 6 percent of the employee’s annual compensation, as follows:

Return on Equity (“ROE”)	Company Matching Contribution as a Percentage of Employee Contribution

ROE ≤ 10%	None
10% <ROE ≤ 12%	5%
12% <ROE ≤ 13%	15%
13% <ROE ≤ 14%	30%
14% <ROE ≤ 15%	50%
15% <ROE ≤ 16%	65%
16% <ROE ≤ 17%	80%
17% <ROE ≤ 18%	90%
18% <ROE	100%

The Company’s additional matching contributions are made in the form of cash and credited to each participant’s account annually, following the public disclosure of the Company’s audited financial statements.  There were no additional matching contributions related to the year ended December 31, 2010.

Vesting

Each participant shall vest in employer contributions at a rate of 20 percent for each of the participant’s years of service with the Company, beginning after the first year of service and such amounts become 100% vested after 5 years.  Each participant’s contributions and the related net investment income or losses are fully vested as contributions are made and net investment results are allocated.  A participant’s interest in the Plan becomes fully vested if employment is terminated due to death, total and permanent disability, or retirement at age 65.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s vested and unvested contributions and Plan earnings.  Allocations are based on participant contributions or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)

Termination

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at any time, subject to the provisions of ERISA.  If the Plan were terminated, the rights of all participants to their interests in the Plan would be fully vested and non-forfeitable.

Notes Receivable from Participants

Participants may elect to borrow from their investment fund accounts amounts ranging from $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance.  Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans fund.  Loan terms range from 1 to 5 years unless the loan is for the purchase of a primary residence in which case, the loan term may be up to 15 years.  The interest rate on the loan is prime rate plus 1 percent, and the loan is collateralized by the participant’s vested account balance.  Interest rates on loans outstanding at December 31, 2010 range from 4.25 to 9.25 percent per annum.  Principal and interest are paid regularly through payroll deductions.  Participant loans are subject to Plan rules and restrictions in the Code and ERISA.

Benefit Payments

Upon termination of services, death, disability, or retirement, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  A terminated participant may leave his or her account balance in the Plan, if the balance exceeds $1,000.

Forfeitures

Forfeitures of unvested benefits are used to reduce employer contributions to the Plan.  Forfeitures applied to employer contributions were $12,496 for the year ended December 31, 2010.  The unallocated forfeitures balance at December 31, 2010 was $26,438.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2010, the Financial Accounting Standards Board (FASB) issued Account Standards Update 2010-25 (ASU 2010-25) Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires defined contribution plans to report loans to participants as notes receivable rather than plan investments subject to fair value reporting.  ASU 2010-25 is effective for plan years ending after December 15, 2010.  The Plan adopted ASU 2010-25 in 2010 and accordingly reclassified prior year participant loan balances from investments to receivable consistent with current presentation.

Investment Valuation and Income Recognition

The Plan’s investments in shares of registered investment company mutual funds and Ameron common stock are stated at fair value, based on quoted market prices on the last business day of the Plan year.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.  The Ameron Common Stock Fund is a unitized fund whose underlying assets consist primarily of Ameron common stock, along with an established level of funds held in a money market account for liquidity purposes.  The Ameron Common Stock Fund’s unit price is computed by the Trustee daily, by dividing the Fund’s net assets at fair value, by the number of units outstanding, which are determined daily by the record keeper.  Participant loans are valued at face value, which approximates fair value.  Money market funds are valued at cost plus accrued interest.

The Northern Trust Collective Stable Asset Fund (the “Fund”) invests in synthetic guaranteed investment contracts (“SGICs”), and short-term investments to target a stable asset value.  The SGICs are fully benefit responsive and meet certain criteria which allow the net assets of the Fund to be reported at contract value.  The majority of the SGICs are invested in high quality bonds or units of commingled collective funds.

In a SGIC structure, the Fund purchases a “wrap contract” from an insurance company or bank.  The wrap contract references specific fixed income investments owned by the Fund and amortizes the realized and unrealized gains on those investments over their duration through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund on the reference investments).  When the requirements of the wrap contract are satisfied, the issuer provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

The key factors that influence future interest crediting rates for a wrap contract include: The level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrap contract, the investment returns generated by the investments within the wrap contract, and the duration of the underlying investments within the wrap contract.

Wrap contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrap contracts use a formula that is based on the characteristics of the underlying investments.  All wrap contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrap contract are satisfied, the wrap issuers will pay the shortfall needed to maintain the interest crediting rate of zero.  The crediting interest rates at December 31, 2010 and 2009 were 4.38% and 4.55%, respectively.  The average yields for the years ended December 31, 2010 and 2009 were 4.36% and 4.59%, respectively.

Purchases and sales of securities are reflected on a trade-date basis.  The basis for all securities sold is determined by average cost.  Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payments of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Company, at its discretion, may elect to have the Plan pay all or part of administrative expenses. The expenses include, but are not limited to, trustee, legal, and accounting fees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows at December 31:

	2010	2009

PIMCO Total Return II Inst	$8,335,128	$7,957,155
Managers Cadence Mid Cap Fund	$8,868,268	$7,012,610
Northern Institutional Global Tactical Asset Alloc. C	$4,108,520	$3,897,168
Northern Institutional Equity Index A	$7,466,149	$7,071,064
Northern Trust Collective Stable Asset Fund	$16,082,242	$14,619,055
Ameron Common Stock Fund	$7,157,386	$6,337,411

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$4,012,397
Collective trust	582,942
Ameron common stock fund	1,750,071

Net appreciation in investments	$6,345,410

4.	Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

5.	Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
● quoted prices for similar assets or liabilities in active markets;
● quoted prices for identical or similar assets or liabilities in inactive markets;
● inputs other than quoted prices that are observable for the asset or liability;
● inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks, corporate bonds and U.S. Government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Collective Trust:  The fair value is comprised of the value of the underlying investments and the related wrap contract.  The fair value of the wrap contract is determined by using the combination of a cost and income approach.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

5.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2010 and 2009:

Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend fund	$342,492	$-	$-	$342,492
Balanced fund	7,466,149	-	-	7,466,149
Target date funds	3,788,052	-	-	3,788,052
Intermediate bond fund	8,335,128	-	-	8,335,128
Balanced lifestyle fund	4,108,520	-	-	4,108,520
Value funds	549,879	-	-	549,879
Growth fund	8,868,268	-	-	8,868,268
Foreign large blend fund	50,820	-	-	50,820
Total mutual funds	33,509,308	-	-	33,509,308
Collective trust – stable value	-	16,062,165	20,077	16,082,242
Common stocks	7,157,386	-	-	7,157,386
Total assets at fair value	$40,666,694	$16,062,165	$20,077	$56,748,936

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend fund	$7,012,610	$-	$-	$7,012,610
Balanced fund	7,071,064	-	-	7,071,064
Target date funds	2,642,987	-	-	2,642,987
Intermediate bond fund	7,957,155	-	-	7,957,155
Balanced lifestyle fund	3,897,168	-	-	3,897,168
Total mutual funds	28,580,984	-	-	28,580,984
Collective trust – stable value	-	14,614,552	4,503	14,619,055
Common stocks	6,337,411	-	-	6,337,411
Total assets at fair value	$34,918,395	$14,614,552	$4,503	$49,537,450

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

5.	Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010:

Level 3 Assets for Year Ended December 31, 2010

Collective Trust
Balance, beginning of year	$4,503
Realized/unrealized gains (losses), net	15,574
Purchases, sales, issuances and settlements (net)	-
Balance, end of year	$20,077

6.	Transactions with Related Parties

The Trustee is a party-in-interest as defined by ERISA.  The Trustee invests certain Plan assets in investment funds managed by the Trustee.  Certain Plan investments are shares of common stock in Ameron International Corporation, the Plan sponsor, which is also a party-in-interest as defined by ERISA.  Loans receivable from Plan participants and the related interest income are also considered party-in-interest transactions.  Such transactions qualify as party-in-interest transactions for which a statutory exemption exists.

7.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 6, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Employee Benefits Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2007.

Ameron International Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$57,104,342	$49,894,467
Increase: Adjustment from fair value to contract
value for fully benefit-responsive investment contracts	847,733	506,906
Net assets available for benefits per the Form 5500	$57,952,075	$50,401,373

The following is a reconciliation of net increase in net assets per the financial statements for the year ended December 31, 2010, to Form 5500:

Net increase in net assets per the financial statements	$7,209,875
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts – 2010	847,733
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts – 2009	(506,906)
Net increase in assets per the Form 5500	$7,550,702

Supplemental Schedule

Ameron International Corporation
401(k) Retirement Savings Plan
Employer Identification Number (EIN) – 77- 0100596, Plan number – 005
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
At December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lesser or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

	Interest in Mutual Funds
	PIMCO	PIMCO Total Return II Inst	$8,335,128
	Managers Cadence	Managers Cadence Mid Cap Fund	8,868,268

*	Northern Trust	Northern Instl. Global Tactical Asset Alloc C	4,108,520
*		Northern Institutional Equity Index A	7,466,149
		Vanguard Target Retirement 2005	106,857
		Vanguard Target Retirement 2010	105,750
		Vanguard Target Retirement 2015	647,503
		Vanguard Target Retirement 2020	419,155
		Vanguard Target Retirement 2025	660,079
		Vanguard Target Retirement 2030	691,474
		Vanguard Target Retirement 2035	501,024
		Vanguard Target Retirement 2040	237,251
		Vanguard Target Retirement 2045	107,214
		Vanguard Target Retirement 2050	66,093
		Vanguard Target Retirement Income	245,652
		Eaton Vance Large Cap Value	58,171
		Fidelity Contrafund	342,492
		Manning & Napier World Opportunities	50,820
		T. Rowe Price Small Cap Value	491,708

		Total Interest in Mutual Funds	33,509,308

	Interest in Collective Trusts
*	Northern Trust	Northern Trust Collective Stable Asset Fund***	15,234,509

		Total Interest in Collective Funds	15,234,509

*	Participant Loans	Participant Loans (Interest rates ranging from 4.25% to 9.25% per annum)	1,188,625

*	Ameron Common Stock Fund	Unitized collective trust, containing primarily
		Ameron International Corporation Common Stock	7,157,386

		Grand Total	$57,089,828

NOTE:
Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.

*	Represents a party-in-interest for which a statutory exemption exists.
**	These investments are participant directed and, therefore, cost information is not required to be presented.
***
The Northern Trust Collective Stable Asset Fund holds investment contracts that are presented at contract value.  Fair value of those investments, representing the benefits available to Plan participants, was $16,082,242 as of December 31, 2010.

Ameron International Corporation
401(k) Retirement Savings Plan
Exhibits

The following exhibits are filed with this annual report on Form 11-K:

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Ameron International Corporation Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERON INTERNATIONAL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Gary Wagner
Gary Wagner
Member, Ameron International Corporation
401(k) Retirement Savings Plan

Date: June 29, 2011